Ron Hassen

Senior Vice President

Controller

Principal Accounting Officer

The Nasdaq Stock Market, Inc.

One Liberty Plaza

New York, NY 10006

June 21, 2007

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	The Nasdaq Stock Market, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the First Quarter ended March 31, 2007
File No. 0-32651

Dear Mr. Hartz:

On behalf of The Nasdaq Stock Market, Inc. (the “Company” or “Nasdaq”), set forth below is the response to the comment letter dated June 12, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 and the Form 10-Q for the First Quarter ended March 31, 2007. To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2006

Investment in London Stock Exchange, Prior Comment No. 3

1. Please address in a more comprehensive manner each of the concerns we detailed in our previous letter, which are repeated for your convenience. These observations could be interpreted to emphasize what appears to be a long-term investment in the LSE. In particular:

•	Your original intention to acquire all of the outstanding shares of the London Stock Exchange;

•	That you described the investment in the London Stock Exchange as a strategic initiative;

•	You acquired the great majority of your 29.6% interest in the London Stock Exchange over a year ago;

•	You appear to have financed the investment in the London Stock Exchange through the issuance of long-term debt obligations and common stock; and

•	If not for the ability to acquire financial statements for the investee you would be utilizing the equity method of accounting.

Please note that reference to ARB 43 included in the comment letter dated June 12, 2007 was omitted for purposes of this response.

It remains unclear to us how you have determined that your investment in the LSE represents “the relatively liquid portion of total enterprise capital which constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the business.” Further it remains unclear to us how your investment in the LSE represents “resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.”

Nothing in your response appears to address these definitions with appropriate reference. None of the disclosures you cite fully address the classification, as described above. Please advise.

You state that you continue to “maintain optionality” with respect to your investment in the LSE. Please expand on this statement and describe for us in a more comprehensive manner your plans regarding this investment.

First bullet point—Your original intention to acquire all of the outstanding shares of the London Stock Exchange.

Nasdaq’s original intention was to purchase all of the outstanding shares of the London Stock Exchange Group plc (“LSE”). The following represents a timeline of events surrounding Nasdaq and the LSE which was previously disclosed to the SEC’s Office of Chief Accountant and the Division of Corporation Finance’s Office of Chief Accountant in July 2006:

•	March 9, 2006—Nasdaq submitted a non-binding indication of interest to acquire all of the shares of the LSE.

•	March 10, 2006—Nasdaq’s non-binding bid was publicly rejected by the LSE.

•

March 30, 2006—Nasdaq announced that it was withdrawing its indicative offer and had no intention to make an offer for the LSE. Under Rule 2.8 of the UK Takeover Code, the issuance of this statement meant that Nasdaq (subject to certain exceptions) was prevented from making an offer for or carrying out preparatory steps in relation to an offer for the LSE until September 30, 2006. Specifically, under Rule 2.8(d) of the Takeover Code, during this period Nasdaq was prevented from making any statement which raised or confirmed the possibility that an offer might be made for the LSE. The Takeover Code states that failure to comply with this Rule may lead to an extension of the six month restriction period.

Since our non-binding indication of interest was rejected and we were prevented from making an additional offer until September 30, 2006, Nasdaq began to acquire a stake in the LSE by purchasing share capital in the LSE from third party shareholders in a series of purchases beginning April 2006. The following represents a timeline of Nasdaq’s stake building in the LSE:

•	April 18, 2006—Nasdaq purchased a 14.9% stake in LSE (38,100,000 shares) for approximately $784.8 million.

•	May 8, 2006—Nasdaq purchased an additional 9,790,280 LSE shares for approximately $220.7 million, raising the Company's ownership in LSE to approximately 18.7%.

•	May 15, 2006—Nasdaq purchased an additional 13,791,440 LSE shares for approximately $321.4 million, raising the Company's ownership in LSE to approximately 24.1%.

•

May 23—May 24, 2006 – Nasdaq purchased an additional 2,219,250 LSE shares for approximately $51.7 million, raising the Company’s ownership in LSE to approximately 25.3% (taking into effect LSE’s share buybacks).

•

November 23, 2006—Nasdaq purchased an additional 7,065,984 LSE shares for approximately $166.8 million, raising the Company’s ownership in LSE to approximately 28.8% (taking into effect LSE’s share buybacks).

In November 2006, Nasdaq announced the terms of final offers to acquire all of the ordinary share capital of the LSE not already owned by Nasdaq and all of the B Shares of LSE. These final offers lapsed on February 10, 2007.

Our original non-binding bid was rejected in March 2006. In addition, our final offer to acquire the ordinary share capital of the LSE lapsed unsuccessfully in February 2007. Although our original intent was to acquire all of the outstanding share capital of the LSE, our strategy resulted in our ownership of only a 29.6% ownership investment in the LSE (taking into effect LSE’s share buybacks). Throughout our stake building efforts, we experienced uncertainty at each point as we could not definitively state that we would have the intent to hold the investment long-term in light of the facts and circumstances as described in the events above, and due to the fact that at no time did we achieve significant influence, or control over LSE, as originally intended. As such, the Company considered the evidence available related to its investment in the LSE at each reporting date, and determined that classification of the investment as a current asset was appropriate given the uncertainty surrounding the Company’s offers to acquire the LSE. Subsequent to the final lapse our offers in February 2007, the classification as a current asset remains appropriate.

Furthermore, we believe a long-term classification would suggest our intent to continue to hold our investment in the LSE regardless of whether we achieved significant influence or control over the LSE, which remains uncertain and is outside of the control of the Company due to certain restrictions under the UK Takeover Code. Nasdaq had, and continues to have, the ability and option to sell this investment in the ordinary course of business either in whole or in part. The common stock of the LSE is listed on its own exchange and its fair value is readily determinable in accordance with paragraph 3B of FAS 115. The ability to sell this investment either in whole or in part would represent a liquid portion of our capital which would constitute a margin or buffer for meeting obligations within the ordinary operating cycle of the business as stated in the definition of working capital in ARB 43. In addition, since the investment can be sold making the cash available for current operations, Nasdaq believes this investment also meets the definition of a current asset as defined in ARB 43.

Based on the above, Nasdaq believes that even though our intent was to acquire all the outstanding shares of the LSE, we were only successful in acquiring a 29.6% ownership investment, without significant influence over the LSE and its operations. Since we continue to maintain optionality with respect to this investment as we have the ability to sell this investment either in whole or in part as we deem necessary, we believe the LSE investment should be classified as a current asset under FAS 115.

Second bullet point—That you described the investment in the London Stock Exchange as a strategic initiative.

The term “strategic initiative” was historically used in our financial statements to describe the activities and costs incurred in connection with our offers for the share capital of the LSE, which have proven unsuccessful. This term has not been used, and has not been intended to describe the final ownership investment in the LSE, and was not intended to signify a definitive long-term investment strategy for the LSE.

Third bullet point—You acquired the great majority of your 29.6% interest in the London Stock Exchange over a year ago.

Please refer to the timeline in bullet one above as well as the discussion in bullet one. Nasdaq’s first purchase of shares in the LSE, representing 14.9% ownership, was in April 2006. As of December 31, 2006 and March 31, 2007, this investment was held by Nasdaq for less than one year. In February 2007, less than one year from our initial purchase of shares, our final offers for the share capital of the LSE lapsed unsuccessfully. At each reporting date, we considered the uncertainty surrounding the investment, and definitive intention on holding the investment based on this uncertainty in determining the appropriate classification and concluded that long-term classification was not appropriate.

Fourth bullet point—You appear to have financed the investment in the London Stock Exchange through the issuance of long-term debt obligations and common stock.

While Nasdaq utilized long-term debt financing and common stock for the funding of this investment, we do not match fund our balance sheet. Financing an asset purchase with a long-term liability does not require us to record such assets as long-term on the basis that financing decisions do not drive asset life, maturity or classification.

And as we discussed in our response dated June 8, 2007, while the Company utilized long-term debt financing (stated maturity of six years) for the funding of this investment, the debt facility: (1) allowed for the Company to readily draw down the debt as needed to purchase additional shares when they became available, (2) may be retired in whole or in part at any interest re-pricing date with no prepayment penalty, and (3) has a variable interest rate which re-prices at intervals less than one year.

We do not believe that the issuance of long-term debt obligations and common stock precludes us from classifying our investment in the LSE as current available-for-sale securities.

Fifth bullet point—If not for the ability to acquire financial statements for the investee you would be utilizing the equity method of accounting.

We have disclosed in our financial statements that we are accounting for our investment in the LSE under FAS 115, as we have concluded that we are not able to exercise significant influence over the operations of the LSE. LSE management’s refusal to provide necessary financial information to us and their lack of cooperation demonstrates our inability to exercise significant influence, and further emphasizes the uncertainty with regards to our investment. In the future, if LSE management chose to work more collaboratively with us, the uncertainty surrounding our investment could diminish.

Our lack of significant influence, as well as the uncertainty surrounding our investment in the LSE due to this lack of significant influence, were key factors in determining the appropriate classification of our investment as a current asset. As noted previously, although our original intent was to purchase the outstanding share capital of the LSE, based on the current facts we are unable to assert that we will hold the investment long-term.

We do not believe that any of the points noted above is inconsistent with our conclusion to classify our investment in the LSE as a current asset. Based on the Company’s inability to further its investment under the UK Takeover Code due to certain restrictions, and the lack of significant influence over our current investment, we are unable to assert that we will hold this investment for the long-term. Our investment is in marketable securities traded on an exchange. As such, we view the investment in the LSE as a liquid portion of our capital which constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the business as stated earlier and we continue to believe the classification of the investment within current available-for-sale investments is reasonable and appropriate.

If you have any further questions or concerns, please feel free to contact me at 212.401.8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen
Senior Vice President Controller Principal Accounting Officer